February 1, 2007

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

The following sets forth the response of Centennial Communications Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated January 18, 2007. For your convenience, we have restated your comment in full and have keyed our response to the numbering of the comment and heading used in your letter.

Form 10-Q as of November 30, 2006

Note 5. Discontinued Operations, page 13

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We note that you recorded a loss of approximately $32 million in connection with the sale of Centennial Dominicana to Trilogy International Partners. Please disclose the information required by paragraphs 47(a) and (b) of SFAS 144.

With respect to paragraph 47(a) of SFAS 144, in Note 5 of its Form 10-Q as of November 30, 2006, the Company disclosed the facts and circumstances leading to the expected disposal as well as the expected manner and timing of that disposal based on the latest available information. The Company expects the transaction to close towards the end of the first calendar quarter of 2007.

Although the Company did not disclose the carrying amounts of the major classes of assets and liabilities included as part of the disposal group, they are shown in the aggregate on the face of the balance sheet as “assets held for sale” and “liabilities held for sale.” Upon further consideration, the Company will include the following disclosure in its next Form 10-Q:

AS OF NOVEMBER 30, 2006
Current assets	$ 16,480
Property, plant and equipment, net	69,413
Goodwill	26,017
Intangible assets subject to amortization	14,443
Unadjusted total assets	126,767
Allowance to reflect assets held for sale at fair value less cost to sell	(31,995)
Adjusted total assets	94,772
Current liabilities	13,119
Total liabilities	13,984
Net equity of discontinued operations	80,788

With respect to paragraph 47(b), the loss on disposition for the three and six months ended November 30, 2006 of $31,995 reported on the face of the Condensed Consolidated Statement of Operations as well as in Note 5 of the November 30, 2006 form 10-Q relates solely to the disposition of Centennial Dominicana.

In future filings, the Company will expand its disclosure to include the above table of the major classes of assets and liabilities included as part of a disposal group.

Additionally, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

*       *       *

Please contact the undersigned at 732-556-2200 if we may be of help in answering any questions that may arise in connection with your review of this letter.

Sincerely,

_______________________

Thomas J. Fitzpatrick

Executive Vice President, Chief Financial Officer

_______________________

Francis P. Hunt

Sr. Vice President, Controller

(Chief Accounting Officer)

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